

13013683

SEC
Mail Processing
Section

MAR - 1 2013

Washington DC
402

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......12.00	

SEC FILE NUMBER
8- 68563

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/12___ AND ENDING___12/31/12___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cigna Benefits Financing, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 Cottage Grove Road
(No. and Street)

Bloomfield   CT   06002
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lee Foley   860-226-2172
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

125 High Street   Boston   MA   02110
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __Robert Clark_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Cigna Benefits Financing, Inc._____, as of __December 31_____, 20_12____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__President_____
Title

_____
Notary Public   My Commission Expires: 06/30/2014

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cigna Benefits Financing, Inc.
(a wholly owned subsidiary of Cigna Investments, Inc.)

**FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES**

DECEMBER 31, 2012 and 2011



Cigna Benefits Financing, Inc.
(a wholly owned subsidiary of Cigna Investments, Inc.)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES

DECEMBER 31, 2012 and 2011

Cigna Benefits Financing, Inc.
(a wholly owned subsidiary of Cigna Investments, Inc.)

INDEX

December 31, 2012 and 2011

Report of Independent auditors... 1

Statements of Financial Condition.. 3

Statements of Income... 4

Statements of Stockholder's Equity.. 5

Statements of Cash Flows.. 6

Notes to Financial Statements.. 7-9

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission.. 10

Schedule II – Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission............................... 11

Report of Independent Auditors on Internal Control
Required by SEC Rule 17a-5(g)(1).. 12-13



Independent Auditor's Report

To the Board of Directors of Cigna Benefits Financing, Inc.:

We have audited the accompanying financial statements of Cigna Benefits Financing, Inc. (a wholly owned subsidiary of Cigna Investments, Inc.) (the "Company"), which comprise the statements of financial condition as of December 31, 2012 and December 31, 2011 and the related statements of income, stockholder's equity and cash flows for the years then ended.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cigna Benefits Financing, Inc. at December 31 2012 and December 31, 2011 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As described in the accompanying notes to the financial statements, the Company has significant transactions with an affiliated entity, Connecticut General Life Insurance.

PricewaterhouseCoopers LLP, 125 High Street, Boston, MA 02110
T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. Schedule I and Schedule II are presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 28, 2013

Cigna Benefits Financing, Inc.
(a wholly owned subsidiary of Cigna Investments, Inc.)

Statements of Financial Condition
As of December 31, 2012 and 2011

(Amounts in 000's)

	2012	2011
Assets:		
Cash	$1,157	$1,163
Prepaid Expenses	2	-
Total Assets	$1,159	$1,163
Liabilities:		
Dividend Payable to Parent	$500	$ -
Accounts Payable and Accrued Expenses	84	80
Taxes Payable	7	29
Total Liabilities	$591	$109
Equity:		
Common Stock, $1 par value per share. Authorized and outstanding 1,000 shares	$1	$1
Contributed Capital	499	999
Retained Earnings	68	54
Total Equity	$568	$1,054
Total Liabilities and Equity	$1,159	$1,163

The accompanying notes to the financial statements are an integral part of these statements.

Cigna Benefits Financing, Inc.
(a wholly owned subsidiary of Cigna Investments, Inc.)

Statements of Income
As of December 31, 2012 and 2011

(Amounts in 000's)

	2012	2011
Income:		
Servicing Fees	$984	$981
Expenses:		
Employee Compensation and Benefits	863	805
General Expenses	43	40
Rent	41	37
Regulatory Fees	4	6
Other Expenses	12	10
Total Expenses	963	898
Net Income before Income Taxes	21	83
Provision for Income Taxes	7	29
Net Income	$14	$54

The accompanying notes to the financial statements are an integral part of these statements.

Cigna Benefits Financing, Inc.
(a wholly owned subsidiary of Cigna Investments, Inc.)

Statements of Stockholder's Equity
For the Years Ended December 31, 2012 and 2011

(Amounts in 000's)

	Common Stock	Contributed Capital	Retained Earnings	Total
Balance December 31, 2010	$1	$999	$ -	$1,000
Net Income	-	-	54	54
Balance December 31, 2011	$1	$999	$54	$1,054
Dividend to Parent	-	(500)	-	(500)
Net Income	-	-	14	14
Balance December 31, 2012	$1	$499	$68	$568

The accompanying notes to the financial statements are an integral part of these statements.

Cigna Benefits Financing, Inc.
(a wholly owned subsidiary of Cigna Investments, Inc.)

Statements of Cash Flows
As of December 31, 2012 and 2011

(Amounts in 000's)

	2012	2011
Cash Flows from Operating Activities:		
Net Income	$14	$54
Net Changes in Assets and Liabilities:		
Prepaid Expenses	(2)	-
Accounts Payable and Accrued Expenses	4	80
Taxes Payable to Parent	(22)	29
Net Cash Provided by Operating Activities	(6)	163
Cash at Beginning of Year	1,163	1,000
Cash at End of Year	$1,157	$1,163

The accompanying notes to the financial statements are an integral part of these statements.

Cigna Benefits Financing, Inc.
(a wholly owned subsidiary of Cigna Investments, Inc.)

Notes to Financial Statements
December 31, 2012 and 2011

Note 1 – Organization and Nature of Business

Cigna Benefits Financing, Inc. (the "Company") is a wholly-owned subsidiary of Cigna Investments, Inc. ("CII"), which is an indirect wholly-owned subsidiary of Cigna Corporation ("Cigna"). The Company, formed in 2010, is a broker-dealer company incorporated in the State of Delaware. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and is registered with the Securities and Exchange Commission ("SEC"). CII provided an initial capital funding of $25 thousand on May 18, 2010. A second capital funding of $975 thousand, requested by FINRA as a condition of membership approval, was received on October 19, 2010. The Company commenced operations on January 14, 2011 after receiving FINRA membership approval. The business of the Company consists of supervising the sale and servicing of corporate owned variable life insurance polices issued by its affiliate, Connecticut General Life Insurance Company ("CGLIC").

Note 2 – Summary of Significant Accounting Policies:

Basis of Presentation
The Financial Statements of the Company were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). Amounts recorded in the financial statements reflect management's estimates and assumptions about investment valuation and other factors. Significant estimates are discussed throughout these Notes to the financial statements; however, actual results could differ from those estimates.

Income Taxes
The Company is included in the consolidated United States federal income tax return filed by Cigna, the Company's ultimate parent. Pursuant to the Tax Sharing Agreement with Cigna, federal income taxes are allocated to the Company as if it were filing on a separate return basis. Note 5 contains detailed information about the Company's income taxes.

Revenue Recognition
In accordance with the Expense Sharing and Servicing Agreement with its affiliate, CGLIC, the Company recognizes fee income on a monthly basis. In 2012 and 2011 respectively, CGLIC paid the Company $984 thousand and $981 thousand for broker dealer services.

Note 3 – Related Party Transactions

The Company has an Expense Sharing and Servicing Agreement with its affiliate, CGLIC. The Company reimburses CGLIC on a monthly basis for all incurred expenses, including employee compensation and benefits, rent and other general expenses. In 2012 and 2011 respectively, the Company reimbursed CGLIC $954 thousand and $892 thousand and received fee income of $984 thousand and $981 thousand. On November 27, 2012, the Board of Directors of the Company declared a dividend payment in the amount of $500 thousand, to CII, payable on or about January 11, 2013. The dividend was paid on January 25, 2013.

Note 4 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1). Under the Uniform Net Capital Rule a broker/dealer that does not receive or hold funds or securities for customers and does not carry accounts for customers, is required to maintain net capital of $5 thousand or 6.67% of aggregate indebtedness, whichever is greater. At December 31, 2012 and 2011 respectively, the Company had net capital of $566 thousand and $1,054 thousand, which was $527 thousand and $1,040 thousand in excess of its required net capital of $39 thousand and $14 thousand. The Company had aggregate indebtedness of $591 thousand and $109 thousand at December 31, 2012 and 2011, respectively, and its percentage of aggregate indebtedness to net capital was 104.4 and 10.4 at December 31, 2012 and 2011, respectively.

Note 5 – Income Taxes

The Company is a member of a consolidated federal income tax sharing agreement and calculates deferred taxes on a separate company, reporting entity basis. The Company's gross deferred tax assets and liabilities are determined by identifying its temporary differences. These temporary differences are measured using a "balance sheet" approach by comparing GAAP and tax basis balance sheets for the Company.

The components of income taxes for the years ended December 31 were as follows:

(In 000's)	2012	2011
Current taxes	$7	$29
Deferred taxes	-	-
Total income tax expense	$7	$29

Total income taxes for the years ended December 31, 2012 and 2011 were the same as the amount computed using the nominal federal income tax rate of 35%.

During 2012, the IRS began its examination of Cigna's 2009 and 2010 consolidated federal income tax returns. The examination will continue in 2013.

Note 6 – Commitments and Contingencies

The Company has committed to reimburse CGLIC for the expenses paid on its behalf within 30 days following the close of the month, as specified in the Expense Sharing and Servicing Agreement.

The Company, in its capacity as a broker dealer, is subject to examination by regulatory agencies and can be subject to litigation and various claims. The Company's management is not aware of any matters that will have a material effect on the Company's results of operations or financial position.

Cigna Benefits Financing, Inc.
(a wholly owned subsidiary of Cigna Investments, Inc.)

Notes to Financial Statements
December 31, 2012 and 2011

Note 7 – Subsequent Events

The Company is not aware of any events that occurred subsequent to the close of the books or accounts for this statement which would have had a material effect on the financial condition of the Company. In preparing these financials, the Company has evaluated events that occurred between the balance sheet date and February 28, 2013, the date the financial statements were issued.

Schedule I
Cigna Benefits Financing, Inc.
(a wholly owned subsidiary of Cigna Investments, Inc.)

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

For the Years Ended December 31, 2012 and 2011
(Amounts in 000's)

	2012	2011
Net Capital		
Total ownership equity qualified for Net Capital	$568	$1,054
Add:		
Subordinated borrowings allowable in computation of net capital	-	-
Other (deductions) or allowable credits	-	-
Total capital and allowable subordinated borrowings	568	1,054
Less: Nonallowable assets		
Prepaid expenses	2	-
Net Capital before haircuts on securities positions	566	1,054
Haircuts on Securities	-	-
Net Capital	$566	$1,054
Aggregate Indebtedness		
Total A.I. liabilities from Statements of Financial Condition	591	109
Add:		
Drafts for immediate credit	-	-
Market value of securities borrowed for which no equivalent value is paid or credited	-	-
Other unrecorded amounts	-	-
Total aggregate indebtedness	$591	$109
Percentage of aggregate indebtedness to net capital	104.4	10.4
Computation of Basic Net Capital Requirement		
Minimum net capital required	$39	$14
Excess net capital	527	1,040
Net capital less greater of:		
10% of aggregate indebtedness or 120% of minimum net capital required	507	1,038

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

Note: There are no material differences between this audited computation of Net Capital (Schedule I) prepared by Cigna Benefits Financing, Inc. and included in the Company's amended unaudited Part II Focus Report as of December 31, 2012.

Cigna Benefits Financing, Inc.
(a wholly owned subsidiary of Cigna Investments, Inc.)

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

For the Years Ended December 31, 2012 and 2011
Schedule II

The company claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

See accompanying Independent Auditor's Report



pwc

Report of Independent Auditors on Internal Control Required
By SEC Rule 17a-5(g)(1)

To the Board of Directors of Cigna Benefits Financing, Inc.:

In planning and performing our audit of the financial statements of Cigna Benefits Financing, Inc., (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PricewaterhouseCoopers LLP, 125 High Street, Boston, MA 02110
T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2013